UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period June 2006         File No. 0-31204

Golden Goliath Resources Ltd.

(Name of Registrant)

Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

(Address of principal executive offices)

1.

News Release dated June 26, 2006

2.

Material Change Report dated June 26, 2006

3.

News Release dated June 29, 2006

4.

Material Change Report dated June 29, 2006

5.

News Release dated July 24, 2006

6.

Material Change Report dated July 24, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

(Registrant)

Dated: August 4, 2006	By: /s/ J. Paul Sorbara J. Paul Sorbara, President

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

June 26, 2006    PR 13/06                                                                                                        US:GGTH-F

LAS BOLAS DRILL RESULTS

The Company is pleased to report that it has now received assay results from the last eight reverse circulation holes recently completed on its 100% owned Las Bolas property. These holes, which are the last of our spring program, were spotted between 300 and 700 metres both east and west of the previous seven Las Bolas holes testing new areas, with the exception of BRC06-11. Holes BRC06-9a, b and c were collared approximately 300 to 450 metres east of BRC06-1, and were the first drill tests of a series of seven old shafts in the Mesa Seca area. BRC06-10a, b and c were collared approximately 700 metres west of BRC06-1 and were the first drill tests in the area of the old El Manto mine. These were, topographically and geologically, the lowest holes of any drilled to date at Las Bolas. Results were encouraging, with significant silver and/or gold intercepts in both areas. Hole BRC06-11 was a 175-metre step-out to the northeast from BRC06-1 on the Northwest Vein structure and also returned significant silver values. Initial drill testing in the Las Bolas area now covers an area of 1,200 metres east west by 600 metres north south and this area will likely be increased with the next round of drilling.

The table below summarizes the most significant results from the last eight holes recently completed in the Las Bolas area.

Drill Hole	Interval (metres)	Length (metres)	Grade (gms/tonne silver)	Grade (gms/tonne gold)
BRC06-8	47.24 – 48.77	1.53	2.20	0.229
	59.44 – 60.97	1.53	5.10	0.103

BRC06-9a	65.53 – 67.06	1.53	5.80	0.217

BRC06-10b	76.20 – 79.26	3.06	597.00 (19.2 oz)	0.100
	89.92 – 94.49	4.57	59.33	0.153
	97.53 – 100.59	3.06	69.50	0.495
	118.87 – 120.40	1.53	5.00	0.130

BRC06-10c	88.39 – 89.92	1.53	93.00	0.150
	94.49 – 96.02	1.53	6.00	0.290

BRC06-11	163.07 – 169.17	6.10	48.25	0.050

2

The Company is encouraged by the significant silver and gold values received to date, across the 1,200 by 600 metre area tested to date in the Las Bolas area. The first holes near the El Manto mine confirmed the Company’s belief that there is potential for both gold and silver mineralization at depth beneath the other old workings, such as the old Las Bolas and Gambusino mines. Significant potential has also been confirmed further east on the Mesa Seca plateau, where another 19 old shaft sites and workings have been identified.

Overall the recent drilling has been successful at both extending known mineralization as well as identifying new areas of mineralization. The Las Bolas and Nopalera areas have been recognized as two distinct precious metal systems with different geology, geochemistry and gold/silver ratios. Both are believed to be related to intrusive bodies at depth, and these are most likely different metalliferious intrusions. This also confirms the Company’s belief that the Uruachic mining camp has multiple, extensive, mineralized systems, with varying styles of mineralization over a wide area, which is a common theme in the largest precious metal camps throughout the world. It is management’s opinion that more work is required on this very large and promising area. The combination of a large, gold-rich system at Nopalera, adjacent to a large, past producing, silver system at Las Bolas, presents a very attractive, precious metal target for the Company. Plans for follow up work, including more drilling, are now underway.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at:

www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

To:

British Columbia Securities Commission Alberta Securities Commission

TSX Venture Exchange

Item 1.

Name and Address of Company – GOLDEN GOLIATH RESOURCES LTD., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.

Date of Material Change – June 26, 2006.

Item 3.             News Release – News Release issued June 26, 2006, at Vancouver, BC.

Item 4.             Summary of Material Change – Golden Goliath Resources Ltd. (the “Company”)

                         is pleased to report that it has now received assay results from the last eight reverse circulation holes recently completed on its 100% owned Las Bolas property.

Item 5.          Full Description of Material Change – The Company is pleased to report that it has now received assay results from the last eight reverse circulation holes recently completed on its 100% owned Las Bolas property. These holes, which are the last of our spring program, were spotted between 300 and 700 metres both east and west of the previous seven Las Bolas holes testing new areas, with the exception of BRC06-11. Holes BRC06-9a, b and c were collared approximately 300 to 450 metres east of BRC06-1, and were the first drill tests of a series of seven old shafts in the Mesa Seca area. BRC06-10a, b and c were collared approximately 700 metres west of BRC06-1 and were the first drill tests in the area of the old El Manto mine. These were, topographically and geologically, the lowest holes of any drilled to date at Las Bolas. Results were encouraging, with significant silver and/or gold intercepts in both areas. Hole BRC06-11 was a 175-metre step-out to the northeast from BRC06-1 on the Northwest Vein structure and also returned significant silver values. Initial drill testing in the Las Bolas area now covers an area of 1,200 metres east west by 600 metres north south and this area will likely be increased with the next round of drilling.

The table below summarizes the most significant results from the last eight holes recently completed in the Las Bolas area.

Drill Hole	Interval (metres)	Length (metres)	Grade (gms/tonne silver)	Grade (gms/tonne gold)
BRC06-8	47.24 – 48.77	1.53	2.20	0.229
	59.44 – 60.97	1.53	5.10	0.103

BRC06-9a	65.53 – 67.06	1.53	5.80	0.217

BRC06-10b	76.20 – 79.26	3.06	597.00 (19.2 oz)	0.100
	89.92 – 94.49	4.57	59.33	0.153
	97.53 – 100.59	3.06	69.50	0.495
	118.87 – 120.40	1.53	5.00	0.130

BRC06-10c	88.39 – 89.92	1.53	93.00	0.150
	94.49 – 96.02	1.53	6.00	0.290

BRC06-11	163.07 – 169.17	6.10	48.25	0.050

The Company is encouraged by the significant silver and gold values received to date, across the 1,200 by 600 metre area tested to date in the Las Bolas area. The first holes near the El Manto mine confirmed the Company’s belief that there is potential for both gold and silver mineralization at depth beneath the other old workings, such as the old Las Bolas and Gambusino mines. Significant potential has also been confirmed further east on the Mesa Seca plateau, where another 19 old shaft sites and workings have been identified.

Overall the recent drilling has been successful at both extending known mineralization as well as identifying new areas of mineralization. The Las Bolas and Nopalera areas have been recognized as two distinct precious metal systems with different geology, geochemistry and gold/silver ratios. Both are believed to be related to intrusive bodies at depth, and these are most likely different metalliferious intrusions. This also confirms the Company’s belief that the Uruachic mining camp has multiple, extensive, mineralized systems, with varying styles of mineralization over a wide area, which is a common theme in the largest precious metal camps throughout the world. It is management’s opinion that more work is required on this very large and promising area. The combination of a large, gold-rich system at Nopalera, adjacent to a large, past producing, silver system at Las Bolas, presents a very attractive, precious metal target for the Company. Plans for follow up work, including more drilling, are now underway.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.

Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8.              Executive Officer – Mr. J. Paul Sorbara, President and Director of the Issuer, is

                          knowledgeable about the material change and this report.  He can be contacted at (604) 682-2950.

Item 9.

Date of Report – Dated at Vancouver, British Columbia, this 26th day of June, 2006.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

June 29, 2006 PR 14/06                                                                                                           US:GGTH-F

INCENTIVE STOCK OPTIONS

Subject to regulatory approval, the Company has granted 1,725,000 incentive stock options to directors and officers of the Company and 550,000 incentive stock options to employees and consultants of the Company at a price of $0.36 per share exercisable for a period of five years.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at: www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

To:

British Columbia Securities Commission Alberta Securities Commission

TSX Venture Exchange

Item 1.

Name and Address of Company – GOLDEN GOLIATH RESOURCES LTD.,

Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.

Date of Material Change – June 29, 2006.

Item 3.

News Release – News Release issued June 29, 2006, at Vancouver, BC.

Item 4.              Summary of Material Change – Golden Goliath Resources Ltd. (the “Company”) is

                          pleased to report that subject to regulatory approval it has granted 2,275,000 Options.

Item 5.          Full Description of Material Change – Subject to regulatory approval, the Company has granted 1,725,000 incentive stock options to directors and officers of the Company and 550,000 incentive stock options to employees and consultants of the Company at a price of $0.36 per share exercisable for a period of five years.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.

Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8.              Executive Officer – Mr. J. Paul Sorbara, President and Director of the Issuer, is

                          knowledgeable about the material change and this report.  He can be contacted at

                          (604) 682-2950.

Item 9.

Date of Report – Dated at Vancouver, British Columbia, this 29th day of June, 2006.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

July 24, 2006     PR 15/06

US:GGTH-F

DRILLING TO COMMENCE AT URUACHIC

The Company is pleased to report that drilling will commence at its 100% owned Uruachic mining camp in north-western Mexico. Road building and drill site preparations are now underway. The drill program will consist of approximately for 30 short holes and will test targets in several areas. Previous drilling has largely focused on one or two areas, whereas this program will look at other areas in the 15 by 25 kilometre Uruachic, camp which are highly prospective for gold and silver. Management is very excited about this program as the drill is small and will access parts of the Camp that have not properly been followed up on. It is anticipated that targets will be found to test with deeper drilling in the fall. Drilling is scheduled to begin in August.

Further follow up work, including drilling, is also being planned for the Las Bolas and Nopalera areas. This program will take place after the currently planned 30-hole drill program is completed. The Company has sufficient funds to complete the Summer and Fall programs.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at:

www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

To:

British Columbia Securities Commission Alberta Securities Commission

                          TSX Venture Exchange

Item 1.

Name and Address of Company – GOLDEN GOLIATH RESOURCES LTD.,

                          Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.

Date of Material Change – July 24, 2006.

Item 3.

News Release – News Release issued July 24, 2006, at Vancouver, BC.

Item 4.              Summary of Material Change – Golden Goliath Resources Ltd. (the “Company”) is

                          pleased to report that drilling will commence at its 100% owned Uruachic mining camp in north-western Mexico.

Item 5.             Full Description of Material Change – The Company is pleased to report that drilling will commence at its 100% owned Uruachic mining camp in north-western Mexico. Road building and drill site preparations are now underway. The drill program will consist of approximately for 30 short holes and will test targets in several areas. Previous drilling has largely focused on one or two areas, whereas this program will look at other areas in the 15 by 25 kilometre Uruachic, camp which are highly prospective for gold and silver. Management is very excited about this program as the drill is small and will access parts of the Camp that have not properly been followed up on. It is anticipated that targets will be found to test with deeper drilling in the fall. Drilling is scheduled to begin in August.

Further follow up work, including drilling, is also being planned for the Las Bolas and Nopalera areas. This program will take place after the currently planned 30-hole drill program is completed. The Company has sufficient funds to complete the Summer and Fall programs.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.

Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8.              Executive Officer – Mr. J. Paul Sorbara, President and Director of the Issuer, is

                          knowledgeable about the material change and this report.  He can be contacted at

                          (604) 682-2950.

Item 9.

Date of Report – Dated at Vancouver, British Columbia, this 24th day of July, 2006.